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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

LION, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
53620L102
(CUSIP Number)
Continental Advisors LLC
227 West Monroe Street, Suite 5050
Chicago, Illinois 60606
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53620L102	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS: Continental Advisors LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,303,277 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

See Row 8 above.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

See Row 8 above.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA; OO

CUSIP No.	53620L102	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS: Continental Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Illinois

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,068,227 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

See Row 8 above.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

See Row 8 above.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	53620L102	Page	4	of	7 Pages

1	NAMES OF REPORTING PERSONS: David P. Purcell

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,303,277 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

See Row 8 above.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

See Row 8 above.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN, HC

CUSIP No.	53620L102	Page	5	of	7 Pages
Item 1. Security and Issuer
This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Lion, Inc., a Washington corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4700-42nd Ave. SW, Suite 430, Seattle, Washington 98116. Pursuant to Rule 13d-1(e)(1), this Schedule 13D supersedes the Schedule 13G previously filed by certain of the Reporting Persons (as defined below) with respect to the Common Stock on February 13, 2006 and amended on that same date and again on February 13, 2007.
Item 2. Identity and Background
(a) This statement is filed by:
(i) Continental Advisors LLC, a Delaware limited liability company, (“Continental Advisors”) with respect to shares of Common Stock directly beneficially owned by Continental Partners, L.P., an Illinois Limited Partnership, (“Continental Partners”), and another entity that holds less than one percent of the Common Stock (collectively, “the Funds”);
(ii) Continental Partners with respect to shares of Common Stock directly beneficially owned by it; and
(iii) David P. Purcell, a natural person, with respect to shares of Common Stock beneficially owned by Continental Advisors and the Funds (collectively, together with Continental Advisors and Continental Partners, the “Reporting Persons”).
The Reporting Persons expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.
(b) The address of the principal office of (i) Continental Advisors, (ii) Continental Partners, and (iii) David P. Purcell is 227 West Monroe Street, Suite 5050, Chicago, Illinois 60606.
(c) The principal business of Continental Advisors is to provide investment advisory services to investment funds. The principal business of Continental Partners is to serve as a private investment limited partnership. The principal business of David P. Purcell is to serve as the Managing Member of Continental Advisors.
(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceedings.
(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Funds for the purchase of the shares of Common Stock reported herein were derived from investment funds of the Funds. A total of approximately $1,300,000 was paid to acquire such shares. Such shares were acquired through, and are held by each of the Funds in a separate account maintained for each of the Funds at the Funds’ prime broker. While the Funds’ agreement with its prime broker permits the prime broker to extend margin credit to the Reporting Persons as and when required to open or carry positions in the account, subject to applicable federal margin regulations, stock exchange rules and the prime broker’s credit policies, the Funds did not purchase any of the shares of Common Stock on margin but only with available cash.

CUSIP No.	53620L102	Page	6	of	7 Pages
Item 4. Purpose of Transaction
The Funds originally acquired shares of Common Stock for investment in the ordinary course of business because the Reporting Persons believed that the Common Stock, when purchased, was undervalued and represented an appropriate investment opportunity. Since the original determination to purchase the Common Stock, while the Reporting Persons continue to believe that the Common Stock is undervalued, they have also determined that current management may have failed to optimize the existing business or capital structure, that its current strategic direction may not be appropriate, and that consideration of changes in the foregoing may be called for. The Reporting Persons have communicated their views to the Issuer.
Depending on various factors, including, without limitation, the Issuer’s response to the concerns raised by the Reporting Persons, the apparent level of shareholder support for the Issuer’s current management and/or the Reporting Person’s concerns, the terms of any alternative proposals that may be proposed by the Issuer or others, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional securities of the Issuer, selling some or all of their holdings of such securities, engaging in other transactions with respect to securities of the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)	As of the close of business on April 3, 2007, except as otherwise noted herein, the Reporting Persons beneficially own an aggregate of 4,303,277 shares of Common Stock, representing approximately 11.16% of the shares of Common Stock outstanding. The percentages used herein are based upon the 38,547,272 shares of Common Stock reported to be outstanding as of September 30, 2006 by the Issuer in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2006.

(b)	None of the Reporting Persons have sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i)	Continental Advisors has shared power to vote or direct the disposition of 4,303,277 shares of Common Stock, constituting 11.16% of such class of securities;

(ii)	Continental Partners has shared power to vote or direct the disposition of 4,068,227 shares of Common Stock, constituting 10.55% of such class of securities; and

(iii)	David P. Purcell has shared power to vote or direct the disposition of 4,303,277 shares of Common Stock, constituting 11.16% of such class of securities.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Exhibit 2 hereto and is incorporated herein by reference. All of such transactions were effected in open market purchases through one or more brokerage entities.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

CUSIP No.	53620L102	Page	7	of	7 Pages
Item 7. Material to Be Filed as Exhibits
     Exhibit 1. Joint Filing Agreement
     Exhibit 2. List of transactions effected in the last 60 days as required by Item 5(c).
Signature
          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated this 3rd day of April, 2007.

CONTINENTAL ADVISORS LLC

By:	/s/ David P. Purcell

David P. Purcell, Managing Member

CONTINENTAL PARTNERS, L.P.

By:	/s/ David P. Purcell

David P. Purcell, Managing Member, Continental Advisors LLC

DAVID P. PURCELL

By:	/s/ David P. Purcell

David P. Purcell

Schedule A
Directors And Executive Officers Of Continental Advisors LLC
The name, business address, title, present principal occupation or employment and citizenship of each executive officer of Continental Advisors, LLC is set forth below.

Present Principal Occupation and
Residence or Business Address
Name and Citizenship	Title at Continental Advisors	(Principal Business of Employer)
David P. Purcell, United States	Managing Member	227 West Monroe Street, Suite 5050, Chicago, Illinois 60606